U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 4
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Security Capital U.S. Realty
   69, route d'Esch
   L-1470 Luxembourg
2. Issuer Name and Ticker or Trading Symbol
   CarrAmerica Realty Corporation/
   CRE
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   11/96
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |11/22/|P   | |599,300*          |A  |$25.97     |18,193,878         |I     |By Security Capital Holding|
                           |96    |    | |                  |   |           |                   |      |s S.A. (a wholly owned     |
                                                                                                        subsidiary                 |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |11/25/|P   | |16,100*           |A  |$26.00     |18,193,878         |I     |same as above              |
                           |96    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |11/27/|P   | |2,142,857*        |A  |$26.00     |18,193,878         |I     |same as above              |
                           |96    |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
* On November 27, 1996, at the closing pursuant to a Subscription Agreement, dated as of November 21, 1996, by and among CarrAmerica Realty
Corporation ("CarrAmerica"), Security Capital Holdings S.A. ("Holdings") and Security Capital U.S. Realty, Holdings purchased 2,142,857 shares of
Common Stock of CarrAmerica for $26.00 per share directly from CarrAmerica simultaneously with the closing of an underwritten public offering by CarrAmerica of 5,000,000 shares of Common Stock. The 2,142,857 shares acquired pursuant to the Subscription Agreement represent all of the shares to be acquired pursuant to the Subscription Agreement. In addition, Holdings purchased shares of Common Stock of CarrAmerica in open market transactions on the dates, in the amounts and for the per share prices listed in Table I above. The transactions reported on this Form 4 are more fully described in Amendment No. 4 to the Schedule 13D filed by Security Capital U.S. Realty and Security Capital Holdings S.A. on November
27, 1996.

SIGNATURE OF REPORTING PERSON
/s/ Paul E. Szurek
DATE
December 10, 1996